Filed Pursuant to Rule 433 of the

Securities Act of 1933, as amended

Registration Statement Nos. 333-194256 and 333-196437

Free Writing Prospectus dated July 22, 2014

7/21/2014	Fantex EJ Manuel Convertible Tracking Stock Begins Trading

If you have trouble viewing this email, read the online version.

Fantex EJ Manuel Convertible Tracking Stock(1) (ticker: EJMLL) began trading at approximately 9:00 am PT at Fantex.com.

“After completing the Fantex Vernon Davis IPO (ticker: VNDSL) earlier this year, all of us at FBS are thrilled our second security tied to the cash flows of a professional athlete brand is now open for trading at Fantex.com,” said John Rodin, President, Fantex Brokerage Services.

FBS also announced it will open the reservation period for the Fantex Series Mohamed Sanu Convertible Tracking Stock (ticker: SANUL)(1) Monday, August 4, 2014 at 12:01 am ET. Fantex, Inc. will be offering 164,300 shares at a price of $10 per share.

Those looking for more information or to open a qualified trading account can learn more at Fantex.com.

This offering is highly speculative and the securities involve a high degree of risk. Investing in a Fantex, Inc. tracking stock should only be considered by persons who can afford the loss of their entire investment. Holders of shares of a Fantex, Inc. tracking stock will have no direct investment in that brand contract, associated brand or athlete. Rather, an investment in a tracking stock will represent an ownership interest in Fantex, Inc. as a whole.

(1)Fantex EJ Manuel is intended to track and reflect the separate economic performance of the brand contract that Fantex, Inc. has signed with EJ Manuel. However, holders of shares of Fantex EJ Manuel will have no direct investment in that brand contract, associated tracking series brand or EJ Manuel. Rather, an investment in Fantex EJ Manuel will represent an ownership interest in Fantex, Inc. as a whole, which will expose holders to additional risks associated with any other tracking stock that Fantex, Inc. may establish and issue in the future.  Fantex cannot assure you as to the development or liquidity of any trading market for the Fantex EJ Manuel tracking stock.

Fantex, Inc. has filed registration statements (including prospectuses) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectuses in that registration statements and other documents Fantex, Inc. has filed with the SEC for more complete information about Fantex, Inc. and these offerings. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, Fantex, Inc., any underwriter or any dealer participating in the offering will arrange to send you the prospectuses if you request it by calling toll-free 866-315-3482.  View the EJ Manuel prospectus.  View the Mohamed Sanu prospectus.

Participants in the initial public offering of Fantex Series EJ Manuel may not sell shares of Fantex Series EJ Manuel (a secondary sale) to any person in any jurisdiction in which registration was not complete for that particular jurisdiction or there was not a valid exemption from such registration.

Fantex Brokerage Services, LLC, 330 Townsend St., Suite 234 San Francisco, CA 94107 © 2014 Fantex Brokerage Services, LLC

Member of SIPC. For details, please see www.sipc.org.

This message is not an offer to sell or a solicitation of any investment products or other financial product or service, an official confirmation of any transaction, or an official statement of Fantex Brokerage Services, LLC .

Privacy Statement |  Manage Subscriptions |  Contact Us